CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To members of the Pension and Profit Sharing Committee of
       Four Seasons Hotels Limited:

We consent to the incorporation by reference in the Registration Statement (No. 333-13654) on Form S-8 of Four Seasons Hotels Limited of our report dated June 29, 2006 relating to the statements of net assets available for benefits as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005 of The Restated Four Seasons Retirement Benefit Plan and the related supplemental schedule H, Line 4i- schedule of assets (held at end of year) as of December 31, 2005, which report appears in the December 31, 2005 annual report on Form 11-K of The Restated Four Seasons Hotel Retirement Benefit Plan.

/s/ KPMG LLP

New York, New York
June 29, 2006